Exhibit 99.1
Satyam Board announces
Decisive action on Key issues
Hyderabad, INDIA, January 23, 2009: Satyam Computer Services Limited (NYSE: SAY) today announced key decisions concluded at its Board meeting, held on 22nd and 23rd January, 2009 in Hyderabad.
This meeting, the third in thirteen days since its reconstitution, was chaired by Mr. Tarun Das. The meeting focused on issues that are a priority for ensuring business continuity.
To tide over the ongoing requirements for operational expenses including salaries and vendor payments, the Board also announced that additional funding arrangements are in the final stages of being concluded. This is expected to be formally announced before Wednesday, 28th Jan 09, and will address the company’s operational needs till end of March 2009, according to Mr Deepak Parekh, Board Member. The immovable properties of the company, including all campuses owned by it, are free of any encumbrance. The collections from receivables have been robust, so far. However, taking note of the demanding financial situation, the Board discussed with the leadership team, ways and means to expedite the collections due from customers and to also execute prudent measures for cost optimization.
The Board announced that they have narrowed the shortlist for the CEO and CFO positions to the final three, and would finalize their decision, in the ensuing week. The Board confirmed that the selected person will be uniquely qualified to lead the company during this period of transition and will be a leader of global standing and recognition.
“This is a crucial decision for the company and its stakeholders,” said the Board. “We fully recognize the urgency and importance to have the right person with the right experience and abilities, to successfully steer the company through these turbulent times.”
The Special Directors nominated by the Government have been actively participating in supporting the company during these difficult times. At least one or two of them have been supporting the general management and operations, by their physical presence in Hyderabad throughout this period.
The Board also met and interacted with a number of Investment Bankers and will take a decision in the next few days.
Addressing Customer issues, the Board confirmed that it has taken the following steps in the last few days :
•	The Board members have spoken to almost two dozen key customers individually.

•	Personalized and direct communication is being sent by the Board to all key customers — articulating the positive developments — to restore their confidence in Satyam
Business leaders and Board Members continue to be actively engaged with customers, reassuring them about meeting commitments. Contrary to common perceptions, existing customers continue to release new work orders and are expressing positive opinions on the timely delivery on SLAs, in their engagements.

A few large customers have already visited the company’s development centers in India and have expressed their satisfaction on the team’s commitment towards their projects.
‘There is a pronounced shift in customer attitudes — from being alarmed in the initial days, it has changed to a sense of cautious optimism. The planned actions will have a distinct impact on the customer confidence’ said Kiran Karnik, Board Member.
Customer attrition is being closely monitored at the Board level and the Board confirmed that it has seen no material impact so far.
On the Associate (employees) front, business leaders have enhanced their interactions with associates at the floor level to understand their concerns and to keep them updated about the ongoing developments in the company. The associate attrition remains well under control.
“Associates continue to show great resilience and exceptional commitment towards the company during these challenging times, in spite of the sustained media onslaught” commented the Board.
Board members interacted with the Business Leaders globally, through a conference call to understand the field level realities. The Board members have also reached out to the associates globally through a personalized video recording that is expected to be webcast later today and will be made available on the company’s website shortly.
Commenting on the serious doubts raised regarding the head count in the company by external authorities, the Board has confirmed that prima facie, there appears to be no basis to doubt the same. The independent investigation process is expected to reaffirm this fact, in the coming weeks
The Board is expected to meet again on Monday and Tuesday — the 26th and 27th Jan 2009.

About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in numerous industries across the globe.
Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve clients, including Fortune 500. For more information, see www.satyam.com.

Satyam Contacts:
For clarifications, write to us at MediaRelations@Satyam.com
Or contact our global Satyam PR representatives at:
India	Deepa Jayaraman deepa.jayaraman@ipan.com +91-981-980-8681

US	Melissa Baratta mbaratta@ricochetpr.com +1-212-679-3300 ext. 118

Europe	Sandeep Thawani Sandeep_Thawani@Satyam.com +44-783-010-3838

Asia-Pacific	Dan Bleakman Dan@howorth.com.au +61-439-408-484 Reshma Wad Jain Reshma@wer1.net +65-98-140-507

Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the quarter ended September 30, 2008, furnished to the Securities and Exchange Commission on 07 November 2008, and the other reports filed with the Securities and Exchange Commission from time to time. These filings are available at http://www.sec.gov